OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

DELTA FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
247918105
(CUSIP Number)
Mohnish Pabrai
Pabrai Investment Funds
114 Pacifica
Suite 240
Irvine, CA 92618-3321
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	247918105	Page	2	of	12

1	NAMES OF REPORTING PERSONS The Pabrai Investment Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		130,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		130,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	130,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	247918105	Page	3	of	12

1	NAMES OF REPORTING PERSONS Pabrai Investment Fund 3, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		860,000`

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	860,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	247918105	Page	4	of	12

1	NAMES OF REPORTING PERSONS The Pabrai Investment Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		940,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		940,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	940,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	247918105	Page	5	of	12

1	NAMES OF REPORTING PERSONS Dalal Street, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,960,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,960,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,960,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	247918105	Page	6	of	12

1	NAMES OF REPORTING PERSONS The Dakshana Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Less than one-tenth of 1%

CUSIP No.	247918105	Page	7	of	12

1	NAMES OF REPORTING PERSONS Mohnish Pabrai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 247918105	Page 8 of 12

Item 1.	Security and Issuer
This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D dated October 16, 2007 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Delta Financial Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1000 Woodbury Road, Suite 200, Woodbury, New York 11797. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:
     (a) As of the date hereof, each of the Reporting Persons are the owners of the following number of shares of Common Stock, which represent the percentage of the outstanding shares of Common Stock, based upon the 23,611,861 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2007, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 8, 2007:
          (i) PIF2 directly beneficially owns 130,000 shares of Common Stock, constituting 1.0% of the outstanding shares of Common Stock;
          (ii) PIF3 directly beneficially owns 860,000 shares of Common Stock, constituting 3.6% of the outstanding shares of Common Stock;
          (iii) PIF4 directly beneficially owns 940,000 shares of Common Stock constituting 4.0% of the outstanding shares of Common Stock;
          (iv) Dalal Street has beneficial ownership of 1,960,000 shares of Common Stock constituting 8.4% of the outstanding shares of Common Stock, which amount includes all of the shares of Common Stock beneficially owned by the PIF Funds (on account of its position as the sole investment manager thereof) and 30,000 shares beneficially owned directly by Dalal Street;
          (v) Dakshana has beneficial ownership of 40,000 shares of Common Stock constituting less than one-tenth of 1% of the outstanding shares of Common Stock; and
          (vi) Mr. Pabrai has beneficial ownership of 2,000,000 shares of Common Stock constituting 8.5% of the outstanding shares of Common Stock, which amount includes all of the Common Shares directly owned by the PIF Funds (on account of his position as the sole executive officer and manager of Dalal Street, which is the sole investment manager of each of the PIF Funds), Dalal Street (on account of his position as the sole executive officer and manager thereof) and Dakshana (on account of his position as the founder, catalyst and trustee thereof).
     Dalal Street disclaims beneficial ownership of any shares owned by the PIF Funds, except to the extent of its pecuniary interest therein. Mr. Pabrai disclaims beneficial ownership

CUSIP No. 247918105	Page 9 of 12
of any shares (i) owned by the PIF Funds, except to the extent of Dalal Street’s pecuniary interest therein, or (ii) owned by Dakshana.
     (b) Mr. Pabrai may be deemed to have shared power to direct the voting and disposition of the 2,000,000 shares of Common Stock owned by the Reporting Persons. Each of the Reporting Persons may be deemed to have shared power to direct the voting and disposition of the shares of Common Stock owned by it, as reflected in the responses to part (a) of this Item 5.
     (c) Since the filing of the Schedule 13D, the Reporting Persons have sold the following shares of Common Stock at the following per share prices, in brokers transactions effected on the open market:

Reporting Person	Date	Shares	Per share Price

PIF2	12/6/07	1,402,000	$.2601
PIF4	12/6/07	2,107,000	$.1654
Dalal Street	12/7/07	53,000	$.2007
Harina Kapoor	12/7/07	54,000	$.1803
Mohnish Pabrai	12/7/07	50,000	$.18
PIF3	12/11/07	160,001	$.22
PIF3	12/12/07	883,999	$.1245
     (d) The limited partners of (or investors in) each of the PIF Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by the respective PIF Funds in accordance with their respective ownership interests in their respective funds.
     (e) Not applicable.

Item 7.	Material to Be Filed as Exhibits
     Exhibit A — Joint Filing Agreement, dated as of December 14, 2007, by and among the Reporting Persons.

CUSIP No. 247918105	Page 10 of 12
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2007

THE PABRAI INVESTMENT FUND II, L.P.
By:	Dalal Street, LLC, Its General Partner

By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.
By:	/s/ Mohnish Pabrai
Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.
By:	Dalal Street, LLC, Its General Partner

By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC
By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

THE DAKSHANA FOUNDATION
By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Trustee

/s/ Harina Kapoor
Harina Kapoor

/s/ Mohnish Pabrai
Mohnish Pabrai

CUSIP No. 247918105	Page 11 of 12
EXHIBIT INDEX

EXHIBIT	DESCRIPTION

EXHIBIT A	JOINT REPORTING AGREEMENT

CUSIP No. 247918105	Page 12 of 12
EXHIBIT A
JOINT REPORTING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Delta Financial Corporation is being filed on behalf of each of the parties named below.
Dated: December 14, 2007

THE PABRAI INVESTMENT FUND II, L.P.
By:	Dalal Street, LLC, Its General Partner

	By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

	By:	/s/ Mohnish Pabrai
Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.
By:	Dalal Street, LLC, Its General Partner

	By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC

	By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

THE DAKSHANA FOUNDATION

	By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Trustee

/s/ Harina Kapoor
Harina Kapoor

/s/ Mohnish Pabrai
Mohnish Pabrai